

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2023

Jing Li
Chairman of the Board
JIZHILONG HOLDING GROUP LTD
Floor 1, Office 25
22 Market Square
London, E14 6BU
United Kingdom

>   **Re: JIZHILONG HOLDING GROUP LTD**
>   **Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed October 4, 2023**
>   **File No. 333-273698**

Dear Jing Li:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

Please contact Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences